

September 20, 2013

Via Email
William D. Jenkins, Jr.
Chief Executive Officer
Barracuda Networks, Inc.
3175 S. Winchester Blvd.
Campbell, CA 95008

      Re: Barracuda Networks, Inc.
              Amendment No. 1 to
              Draft Registration Statement on Form S-1
              Submitted September 5, 2013
              CIK No. 1348334

Dear Mr. Jenkins:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We will contact you separately regarding your proposed graphics.

Key Metrics, page 51

2.   We note your revised disclosure in response to prior comment 12 that by adjusting for returns, rebates and other offsets, you believe your computation better reflects the effectiveness of your sales and marketing efforts. Your disclosure regarding the gross billings metric also indicates that this performance metric is a leading indicator of future revenue. As these adjustments represent the company's estimate of amounts that will not be reflected in future revenues, revise your presentation to exclude the adjustment for returns, rebates, and other offsets that are not expected to be recognized in future

revenues. Alternatively, please revise to clarify that the metric is used for evaluating the effectiveness of sales and marketing efforts and include disclosure highlighting that the adjustment for rebates and returns represents management's estimate of amounts that are not expected to be recognized as future revenues.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 55

3.   We note prior comment 14 and your related response. We continue to believe that the disclosure in your Overview can be enhanced through a meaningful discussion of the trends, uncertainties, challenges, and risks that you face, such that the most important matters with which management is concerned in evaluating your financial condition, as well as steps being taken to address such issues, may be understood by investors. We refer you to Sections III.A and III.B. of SEC Release No. 33-8350 for guidance. This disclosure should not be duplicative of other sections of your prospectus, such as your risk factors. Please revise.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 79

4.   We note your added disclosure in response to prior comment 15. Please clarify whether the same set of comparable companies are used in all the relevant valuation estimates, including the discount rate and volatility assumptions.

Business, page 88

5.   In your response to prior comment 24, you assert that you do not need to provide a description of the terms of the agreement governing your relationship with the highlighted distributor because "the agreement was made in the ordinary course of business and the Company's business is not 'substantially dependent' on such agreement." While this analysis is appropriate for determining whether the agreement should be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K, given that the contract accounted for 13% and 16% of your revenues for fiscal 2013 and the three-months ended May 31, 2013, respectively, we cannot agree with your assertion that this relationship is not material to your business. Please revise your disclosure to include a description of the material terms of this agreement. Additionally, please enhance your disclosure further to describe how your relationships with other such distribution partners are typically governed.

Consolidated Statements of Operations, page F-4

6.   We note your response to prior comment 30 describing your basis for not allocating cost of revenue between appliances and subscription services. Please revise to ensure that your footnote disclosures include a discussion of your basis of presentation and discuss the reasons for such presentation.

Note 1. Organization and Summary of Significant Accounting Policies

Warranty and Instant Replacement Service, page F-13

7.   We note your response to prior comment 37 that analogy to ASC 605-20-25 supports recognizing warranty costs as incurred. Please describe for us what consideration was given to the guidance in ASC 460-10-25-5 and -6 with respect to your standard warranty.

8.   In addition, in your response to prior comment 37 you indicate that as warranty costs are only one of many types of cost of revenues incurred by the company to fulfill its customer arrangements, you believe separate disclosure of warranty costs would not prove meaningful to investors. In light of the significance of your Hardware Refresh Program to your marketing efforts, please revise to disclose the amount of warranty costs for each of the periods presented. If you continue to believe that such disclosure is not meaningful, tell us the amounts and provide us with a more comprehensive explanation as to why this is not material information.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 with any other questions. Should you require further assistance, you may contact the undersigned at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-Mail
        Allison B. Spinner
        Wilson Sonsini Goodrich & Rosati, P.C.